Christopher M. Zochowski

Partner

(202) 282-5780

czochowski@winston.com

January 14, 2021

VIA EDGAR

Pam Howell

Brigitte Lippmann

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MDH Acquisition Corp. Draft Registration Statement on Form S-1 Submitted September 4, 2020 CIK No. 0001823143

Dear Ms. Howell and Ms. Lippmann:

On behalf of our client, MDH Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 21, 2020, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on September 4, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Draft Registration Statement on Form S-1 submitted September 4, 2020

Principal Stockholders, page 108

January 14, 2021 Page 2

1.	Please include the officers and directors individually and as a group in the beneficial ownership table, as required by Item 403(b) of Regulation S-K. In addition, please disclose the control person(s) for MDIH Sponsor LLC.

Response: The Company has revised the disclosure in the beneficial ownership table in response to the comment of the Staff.

Signatures, page II-7

2.	Please include the signatures of the principal executive officer, principal financial officer, the principal accounting officer or controller and a majority of the board of directors, as required by Instruction 1 to the Signatures in Form S-1.

Response: The Company has included the requested signatures in response to the comment of the Staff.

Please contact me at (202) 282-5780 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Christopher M. Zochowski